Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 52

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 810,899 Shares of Common Stock

Up to 406,981 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 13, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. All references to a number of shares of Common Stock in this prospectus supplement have been adjusted to reflect a 1-for-40 reverse stock split (the “Reverse Stock Split”) that was made effective as of 5:01 p.m. Eastern time on November 12, 2024. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 406,981 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 150,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 250,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 6,981 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 810,899 shares of Common Stock (including up to 150,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On December 13, 2024, the closing price of our Common Stock was $4.24. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 13, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 09, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Retention Program

On December 9, 2024, the Company entered into, a retention agreement (each a “Retention Agreement”) with each of Michael A. Hajost, the Company’s Chief Financial Officer, Scott C. Tuten, the Company’s Chief Marketing Officer, and Richard Altice, the Company’s Interim Chief Executive Officer (“Interim CEO”) and a director of the Company (together, the “Participants”).

Under the Retention Agreements, the Company is to pay the Participant a retention payment (the “Retention Payment”), in an amount equal to 25%, 12%, and 8% for Messrs. Hajost, Tuten, and Altice, respectively, of the Participant’s current annual base salary within two days following the execution of the Retention Agreement. In the event that the Participant’s employment is terminated prior to March 31, 2025 (in the case of Messrs. Hajost and Tuten) or January 15, 2025 (in the case of Mr. Altice) by the Company or its affiliates for a reason other than cause or due to the Participant’s death (each, a “Qualifying Termination”), provided that the Participant has not breached his confidentiality obligation in the Retention Agreement and subject to his execution and non-revocation of a release of claims against the Company and its affiliates, the Participant will retain the Retention Payment. In the event that the Participant’s employment is terminated prior to March 31, 2025 (in the case of Messrs. Hajost and Tuten) or January 15, 2025 (in the case of Mr. Altice) for any reason other than a Qualifying Termination, or the Participant breaches his confidentiality obligation in the Retention Agreement, the Participant will be required to repay to the Company the after-tax value of the Retention Payment.

The foregoing description of the Retention Agreements is only a summary and is qualified in its entirety by reference to the form of Retention Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference into this Item 5.02.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description
10.1	Form of Retention Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	December 13, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer and Corporate Secretary

December [_], 2024

[Name]

Via E-Mail

Retention Bonus Agreement

Dear [Name]:

On behalf of Danimer Scientific, Inc. (“Danimer” or the “Company”, and collectively with its subsidiaries, the “Company Group”), we are pleased to offer you the opportunity to receive a cash retention bonus if you agree to the terms and conditions contained in this retention bonus agreement (this “Agreement”), which will be effective as of the date you execute and return a copy of this Agreement to the Company. In order to be eligible for the retention bonus, you must sign and return this Agreement to the Company by the Execution Date, which will confirm your agreement with the terms and conditions specified in this Agreement; otherwise, this Agreement will be null and void. For purposes hereof, the “Execution Date” shall mean December [--], 2024.

1.
Retention Bonus.

(a)
Subject to the terms and conditions set forth herein, the Company (or other applicable member of the Company Group) will pay you a lump sum cash payment in the amount of $[Amount], less any applicable withholdings and deductions (the “Retention Bonus”), with such payment to be made within [1] day following the Execution Date. Once paid to you, the Retention Bonus will vest and become non-forfeitable on March 31, 2025 (the “Vesting Date”).

(b)
Notwithstanding anything to the contrary contained herein, in the event of your Qualifying Termination before the Vesting Date, provided that you have not breached your confidentiality obligation in Section 3 below (any such breach, a “Confidentiality Breach”) and subject to satisfying the Release Requirement, you will not be required to repay to the Company any portion of the Retention Bonus. You agree that in the event of (i) termination of your employment prior to the Vesting Date due to any reason other than a Qualifying Termination, including without limitation your resignation of employment for any reason, or (ii) a Confidentiality Breach, in each case of (i) and (ii), you will be required to repay to the Company, within 10 days following the Company’s written notice to you of your repayment obligation, 100% of the After-Tax Value of the Retention Bonus. The Company will specify the precise amount to be repaid when providing you with notice of your repayment obligation. You hereby authorize the applicable member of the Company Group, to the maximum extent permitted by law and without further notice to or authorization by you, to withhold from any wages, final pay, severance pay, or annual bonus with respect to 2024, as applicable, that may become payable by the applicable member of the Company Group to you, all such amounts as are sufficient to satisfy your repayment obligations in whole or in part. You understand that if you do not repay the entire After-Tax Value of the Retention Bonus within the above-described 10-day period (or if any portion of the After Tax-Value of the Retention Bonus is not otherwise withheld pursuant to the immediately foregoing sentence), the Company will be additionally entitled to recover from you any costs incurred in enforcing this Agreement, including attorney’s fees and court costs.

(c)
For the sake of clarity, you will not be required to repay any portion of the Retention Bonus if you are employed by the applicable member of the Company Group through the Vesting Date, provided that a Confidentiality Breach has not occurred.

2.
Definitions. For purposes of this Agreement:

(a)
“After-Tax Value of the Retention Bonus” means the amount of the Retention Bonus, net of any taxes and any other statutory deductions that are required to be paid by you or on your behalf, determined by taking into account any tax benefit that may be available in respect of such repayment. The Company will determine in good faith the After-Tax Value of the Retention Bonus, which determination will be conclusive and binding.

(b)
“Cause” means (i) your material breach of this Agreement (with a Confidentiality Breach being deemed a material breach of this Agreement for this purpose) or any other written agreement between you, on the one hand, and one or more members of the Company Group, on the other hand, (ii) your failure to adhere in any material respect to any written policy, procedure, or code of conduct established by a member of the Company Group and applicable to you, (iii) your violation of any law applicable to the workplace, (iv) your gross negligence, willful misconduct, breach of fiduciary duty, fraud, theft, or embezzlement, (v) your commission of, or conviction or indictment for, or plea of nolo contendere to, any felony (or state law equivalent) or any crime involving moral turpitude, or (vi) your willful or continued failure or refusal (other than due to a permanent disability or medically determinable physical or mental impairment, with or without reasonable accommodation, for 120 days during any calendar year), to perform your obligations to any member of the Company Group or to follow any lawful directive from any member of the Company Group.

(c)
“Qualifying Termination” means the termination of your employment (i) by the applicable member of the Company Group for a reason other than Cause or (ii) due to your death.

(d)
“Release Requirement” means that you execute and return to the Company (or, in the case of your death, a duly authorized representative acting on behalf of your estate executes and returns to the Company) a release of all claims against the Company Group and its affiliates in such form as provided by the Company (the “Release”), and such Release becomes irrevocable within the time period specified in the Release.

3.
Confidentiality of this Agreement. You must keep the terms and conditions of this Agreement strictly confidential, except for disclosures to your immediate family and any tax, legal, or other counsel that you may consult regarding this Agreement, whom you will instruct not to disclose the same, and disclosures specifically authorized or required by law. In addition, nothing contained in this Section 3 is intended to, and this Section 3 shall be interpreted in a manner that does not, limit or restrict you from exercising any legally protected whistleblower rights.

4.
Withholding Taxes. The Company and any other member of the Company Group (as applicable) may withhold from the Retention Bonus such federal, state, and local taxes and any deductions as the Company or such applicable member of the Company Group determines in its sole discretion may be required to be withheld pursuant to any applicable law or regulation.

7

5.
No Right to Continued Employment. Nothing in this Agreement will confer upon you any right to continued employment with any member of the Company Group (or its successor) or to interfere in any way with the right of any member of the Company Group (or its successor) to terminate your employment at any time and for any or no reason.

6.
Other Arrangements. The Retention Bonus is a special payment to you and will not be taken into account in computing the amount of salary or compensation for purposes of determining any bonus, incentive, pension, retirement, death, or other benefit under any other bonus, incentive, pension, retirement, insurance, or other employee benefit plan or agreement of any member of the Company Group, unless such plan or agreement expressly provides otherwise.

7.
Governing Law. This Agreement will be governed by, and construed under and in accordance with, the internal laws of the State of Delaware, without reference to rules relating to conflicts of laws.

8.
Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

9.
Entire Agreement; Amendment; Successors and Assigns. This Agreement constitutes the entire agreement between you and the Company with respect to the subject matter hereof and supersedes any and all prior agreements or understandings between you and the Company with respect thereto, whether written or oral; provided, that, all payments provided under this Agreement shall be subject to any compensation recovery or clawback policy as required under applicable law, rule or regulation or otherwise adopted by any member of the Company Group from time to time (for the avoidance of doubt, in addition to the repayment obligation described above in Section 1). This Agreement may be amended or modified only by a written instrument executed by you and the Company. No rights or benefits hereunder may be assigned by you without the Company’s prior written consent.

10.
Section 409A. Notwithstanding any provision of this Agreement to the contrary, all provisions of this Agreement are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the applicable Treasury regulations and administrative guidance issued thereunder (collectively, “Section 409A”) or any exemption therefrom and shall be construed and administered in accordance with such intent. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement are exempt from, or compliant with, Section 409A and in no event shall any member of the Company Group be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

11.
Administration. The Company will have full power and authority to construe and interpret, and make any determinations under, this Agreement, including, without limitation, the determination of whether any termination was with or without Cause, and any such interpretation or determination by the Company will be binding on you and your representatives and will be accorded the maximum deference permitted by law.

[Remainder of Page Left Intentionally Blank]

8

This Agreement is intended to be a binding obligation on the Company and you. If this Agreement accurately reflects your understanding as to the terms and conditions of the Retention Bonus, please sign, date, and return to me one copy of this Agreement. You should keep a copy of the executed Agreement for your records.

Very truly yours,

________________________

[Name]

[Title]

Danimer Scientific, Inc.

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of the Retention Bonus, and I hereby confirm my agreement to the same.

________________________

[Name]

Date: ___________________